                                                FILED PURSUANT TO RULE 424(B)(1)
                                                REGISTRATION NO. 333-93853



[UNITED THERAPEUTICS CORPORATION LOGO]

                                   PROSPECTUS

                         UNITED THERAPEUTICS CORPORATION

                        2,500,000 Shares of Common Stock
                           (par value, $.01 per share)

            The selling stockholders are offering to sell 2,500,000 shares of United Therapeutics' common stock. United Therapeutics will not receive any of the proceeds from sales of these shares by the selling stockholders.

            The selling stockholders acquired the offered shares directly from United Therapeutics in a private placement dated as of December 22, 1999. The selling stockholders may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. The selling stockholders may also sell the shares to or with the assistance of broker-dealers.

            United Therapeutics' common stock is traded on the Nasdaq National Market under the symbol "UTHR." On June 16, 2000, the closing bid price of the common stock as reported on the Nasdaq National Market was $88.05 per share.

  BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF
        INVESTING IN COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE 1.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is June 23, 2000.

                                TABLE OF CONTENTS


                                                                                                  PAGE
                                                                                                  ----

Risk Factors...........................................................................................1
The Company............................................................................................8
Use of Proceeds........................................................................................8
Selling Stockholders...................................................................................9
Plan of Distribution..................................................................................11
Cautionary Statement Regarding Forward-Looking Statements.............................................12
Lawyers...............................................................................................12
Experts...............................................................................................12
Additional Information................................................................................13
Information Incorporated by Reference.................................................................13

                                  RISK FACTORS

            This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in and incorporated by reference in this prospectus before deciding whether to invest in United Therapeutics' common stock. If any of the following risks actually occur, United Therapeutics' business, financial condition or operating results could be materially adversely affected. This could cause the market price of the common stock to decline, and you may lose part or all of your investment.

IF UNITED THERAPEUTICS' PRODUCTS FAIL IN CLINICAL STUDIES, UNITED THERAPEUTICS WILL BE UNABLE TO OBTAIN FDA APPROVAL AND WILL NOT BE ABLE TO SELL THOSE PRODUCTS.

            In order to sell its products, United Therapeutics must receive regulatory approval for its products. To obtain those approvals, United Therapeutics must conduct clinical studies demonstrating that the drug and the delivery mechanism for the drug are safe and effective. If United Therapeutics cannot obtain FDA approval for a product, that product cannot be sold and United Therapeutics' revenues will suffer. United Therapeutics has completed its pivotal Phase III clinical study for Uniprost for advanced pulmonary hypertension and has started Phase II clinical studies for Uniprost for late-stage peripheral vascular disease. United Therapeutics has commenced a Phase III clinical trial program to treat early-stage peripheral vascular disease with beraprost and has commenced a Phase III clinical trial program to treat early-stage pulmonary hypertension with beraprost. United Therapeutics is still developing studies for its other products and has only completed pre-clinical studies for a recently acquired drug delivery mechanism. United Therapeutics' ongoing clinical studies might be delayed or halted for various reasons, including:

       - The drug is not effective, or physicians think that the drug is not effective;

       -      Patients experience severe side effects during treatment;

       - Patients die during the clinical study because their disease is too advanced or because they experience medical problems that are not related to the drug being studied;

       - Patients do not enroll in the studies at the rate United Therapeutics expects; and

       - Drug supplies are not sufficient to treat the patients in the studies.

            In addition, the FDA and foreign regulatory authorities have substantial discretion in the approval process. The FDA and foreign regulatory authorities may not agree that United Therapeutics has demonstrated that its products are safe and effective.

IF UNITED THERAPEUTICS CANNOT MAINTAIN REGULATORY APPROVALS FOR ITS PRODUCTS, IT CANNOT SELL THOSE PRODUCTS AND ITS REVENUES WILL SUFFER.

            The process of obtaining and maintaining regulatory approvals for new drugs is lengthy, expensive and uncertain. The manufacturing, distribution, advertising and marketing of these products are subject to extensive regulation. Any new product approvals United Therapeutics receives in the future could include significant restrictions on the use or marketing of the product. Product approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of adverse events following commercial introduction of the products. If approvals are withdrawn for a product, United Therapeutics cannot sell that product and its revenues will suffer. In addition, governmental authorities could seize United Therapeutics' products or force United Therapeutics to recall its products. Finally, United Therapeutics and its officers and directors could be subject to civil and criminal penalties for failure to comply with these regulatory requirements.

UNITED THERAPEUTICS HAS A HISTORY OF LOSSES AND MAY NOT BE PROFITABLE.

            United Therapeutics has lost money since its inception in 1996, and its accumulated deficit was approximately $57.2 million at March 31, 2000. United Therapeutics expects to incur substantial additional losses over the next several years, whether or not it generates revenue, as it expands clinical studies and continues to develop its products. United Therapeutics expects its quarterly and annual operating results to fluctuate, depending primarily on the following factors:

            -      Timing of regulatory approvals and commercial sales of its products;

            -      Level of patient demand for its products;

            -      Timing of payments to licensors and corporate partners; and

            -      Timing of investments in new technologies.

            United Therapeutics' products are in clinical studies and the related regulatory approval process, and United Therapeutics is not yet selling any of its products. United Therapeutics might not obtain regulatory approvals for its products, including its lead products, Uniprost and beraprost, and may not be able to sell its products commercially. Even if United Therapeutics sells its products, United Therapeutics may not ever be profitable and may not be able to sustain any profitability it achieves.

DISCOVERIES OR DEVELOPMENTS OF NEW TECHNOLOGIES BY OTHERS MAY MAKE UNITED THERAPEUTICS' PRODUCTS OBSOLETE.

            Other companies may conduct research, make discoveries or introduce new products that render all or some of United Therapeutics' technologies and products obsolete or not commercially viable. Researchers are continually learning more about pulmonary and vascular diseases that may lead to new technologies to treat the diseases. In addition, alternative approaches to treating chronic diseases, such as gene therapy, may make United Therapeutics' products obsolete or noncompetitive.

UNITED THERAPEUTICS' PRODUCTS MAY NOT BE COMMERCIALLY SUCCESSFUL BECAUSE PHYSICIANS AND PATIENTS MAY NOT ACCEPT THEM.

            Even if regulatory authorities approve United Therapeutics' products, those products may not be commercially successful. United Therapeutics expects that most of its products, including Uniprost, will be very expensive. Patient acceptance of and demand for United Therapeutics' products will depend largely on the following factors:

            - Acceptance by physicians and patients of United Therapeutics' products as safe and effective therapies;

            - Reimbursement of drug and treatment costs by third-party payors;

            -      Pricing of alternative products;

            - Convenience and ease of administration of United Therapeutics' products; and

            - Prevalence and severity of side effects associated with United Therapeutics' products.

IF THIRD-PARTY PAYORS WILL NOT REIMBURSE PATIENTS FOR UNITED THERAPEUTICS' DRUG PRODUCTS, SALES WILL SUFFER.

            United Therapeutics' commercial success will depend in part on third-party payors agreeing to reimburse patients for the costs of United Therapeutics' products. Third-party payors frequently challenge the pricing of new drugs. United Therapeutics expects that its products will be very expensive. Third-party payors may not approve United Therapeutics' products for reimbursement. If third-party payors do not approve a United Therapeutics' product for reimbursement, sales will suffer as patients will opt for a competing product that is approved for reimbursement.

UNITED THERAPEUTICS RELIES ON THIRD PARTIES TO DEVELOP, MARKET, DISTRIBUTE AND SELL ITS PRODUCTS AND THOSE THIRD PARTIES MAY NOT PERFORM.

            United Therapeutics does not have the ability to independently conduct clinical studies, obtain regulatory approvals, market, distribute or sell its products and intends to rely substantially on experienced third parties to perform all of those functions. United Therapeutics may not locate acceptable contractors or enter into favorable agreements with them. If third parties do not successfully carry out their contractual duties or meet expected deadlines, United Therapeutics will be unable to get marketing approvals and will be unable to sell its products. MiniMed Inc. is United Therapeutics' exclusive partner for the subcutaneous delivery of Uniprost using the MiniMed Inc. microinfusion device in the field of pulmonary hypertension. United Therapeutics is relying on MiniMed's experience, expertise and performance. If MiniMed is unsuccessful in its efforts, United Therapeutics' revenues will suffer.

UNITED THERAPEUTICS HAS LIMITED EXPERIENCE WITH MANUFACTURING AND DEPENDS ON THIRD PARTIES, WHO MAY NOT PERFORM, TO SYNTHESIZE AND MANUFACTURE MANY OF ITS PRODUCTS.

            United Therapeutics itself has limited experience with manufacturing. In October 1999, United Therapeutics acquired SynQuest, Inc., a company that manufactured Uniprost for United Therapeutics. Prior to this acquisition United Therapeutics had no experience with manufacturing. Although in connection with the acquisition of SynQuest, United Therapeutics retained the employees and managers of SynQuest, United Therapeutics may be unsuccessful in developing and maintaining drug manufacturing operations. United Therapeutics is highly dependent on SynQuest's current management and key scientific and technical personnel, including Dr. Robert M. Moriarty, President and Chief Scientific Officer.

            United Therapeutics relies on third parties for the manufacture of all its other products. United Therapeutics is relying on Cook Imaging Corporation for the formulation of Uniprost. United Therapeutics relies on Magellan Laboratories Incorporated to test the purity and stability of each batch of Uniprost. United Therapeutics relies exclusively on Toray Industries, Inc. to manufacture beraprost and on Global Medical Enterprises Ltd. to supply Ketotop. United Therapeutics' manufacturing strategy presents the following risks:

            -      The manufacturing processes for some of United
                   Therapeutics' products have not been tested in quantities needed for commercial sales;

            - Delays in scale-up to commercial quantities could delay clinical studies, regulatory submissions and commercialization of United Therapeutics' products;

            - A long lead time is needed to manufacture Uniprost, and the manufacturing process is complex;

            - United Therapeutics and manufacturers of United Therapeutics' products are subject to the FDA's good manufacturing practices regulations and similar foreign standards, and although United Therapeutics controls compliance issues with respect to the work conducted by SynQuest, the company does not have control over compliance with these regulations by its third-party manufacturers;

            - If United Therapeutics has to change to another manufacturing contractor or abandon its captive manufacturing operations, FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturer would have to be educated in the processes necessary for the production of the affected product;

            - Without satisfactory long-term agreements with its manufacturers, United Therapeutics will not be able to develop or commercialize its products, other than Uniprost, as planned or at all and will have to rely solely on the manufacturing capacity the company acquired through SynQuest;

            - Without substantial experience in operating a manufacturing facility, United Therapeutics may not be able to successfully manufacture Uniprost; and

            - United Therapeutics may not have intellectual property rights, or may have to share intellectual property rights, to many improvements in the manufacturing processes or new manufacturing processes for its products.

            Any of these factors could delay clinical studies or commercialization of United Therapeutics' products, entail higher costs and result in United Therapeutics being unable to effectively sell its products.

IF THE LICENSES UNITED THERAPEUTICS DEPENDS ON ARE BREACHED OR TERMINATED, UNITED THERAPEUTICS WOULD LOSE ITS RIGHT TO DEVELOP AND SELL THE PRODUCTS COVERED BY THE LICENSES.

            United Therapeutics acquires or licenses drugs which have been discovered and initially developed by others. In addition, United Therapeutics has obtained and will be required to obtain licenses to third-party technology to conduct its business, including licenses for its products and a license for the MiniMed microinfusion device. This dependence on licenses has the following risks:

            - United Therapeutics may not be able to obtain future licenses at a reasonable cost or at all;

            - If any of United Therapeutics' licenses are terminated, United Therapeutics will lose its rights to develop and market some or all of its products;

            - The licenses that United Therapeutics holds generally provide for termination by the licensor in the event United Therapeutics breaches the license agreement, including by failing to pay royalties and other fees on a timely basis;

            - In the event that Glaxo Wellcome or Pharmacia & Upjohn terminate their agreements, United Therapeutics will have no further rights to utilize their patents or trade secrets to develop and commercialize Uniprost; and

            - If licensors fail to maintain the intellectual property licensed to United Therapeutics as required by most of United Therapeutics' license agreements, United Therapeutics may lose its rights to develop and market some or all of its products and may be forced to incur substantial additional costs to maintain the intellectual property itself or force the licensor to do so.

IF UNITED THERAPEUTICS' PATENT AND OTHER INTELLECTUAL PROPERTY PROTECTION IS INADEQUATE, UNITED THERAPEUTICS' SALES AND PROFITS COULD SUFFER OR COMPETITORS COULD FORCE UNITED THERAPEUTICS' PRODUCTS COMPLETELY OUT OF THE MARKET.

            The U.S. patent for the method of treating pulmonary hypertension with UT-15 expires in 2009. The U.S. patents for the beraprost composition of matter and synthesis expire in 2003 and 2010. United Therapeutics may not be able to extend these or any other patents. Ketotop is patented in the United States, but not in any other jurisdiction where United Therapeutics has marketing rights. Competitors may develop products based on the same active ingredients as United Therapeutics' products, including Uniprost, and market those products after the patents expire, or may design around United Therapeutics' existing patents. If this happens, United Therapeutics' sales would suffer and United Therapeutics' profits could be severely impacted.

            The issued beraprost patents do not cover methods of treating any disease, including pulmonary hypertension or peripheral vascular disease, using beraprost. The issued Ketotop patent in the United States does not cover methods of treating osteoarthritis with Ketotop. Patents may be issued to others which prevent the manufacture or sale of United Therapeutics' products. United Therapeutics may have to license those patents and pay significant fees or royalties to the owners of the patents in order to keep marketing its products. This would cause profits on sales to suffer.

            United Therapeutics has filed a patent application in the United States for the synthesis of UT-15, but this and other patent applications which have been or may be filed by United Therapeutics may not issue. The scope of any patent that issues may not be sufficient to protect United Therapeutics' technology. The laws of foreign jurisdictions in which United Therapeutics intends to sell its products may not protect the company's rights to the same extent as the laws of the United States.

            In addition to patent protection, United Therapeutics also relies on trade secrets, proprietary know-how and technology advances. United Therapeutics enters into confidentiality agreements with its employees and others, but these agreements may not be effective in protecting the company's proprietary information. Others may independently develop substantially equivalent proprietary information or obtain access to United Therapeutics' know-how.

            Litigation, which is very expensive, may be necessary to enforce or defend United Therapeutics' patents or proprietary rights and may not end favorably for United Therapeutics. Any of United Therapeutics' licenses, patents or other intellectual property may be challenged, invalidated, canceled, infringed or circumvented and may not provide any competitive advantage to United Therapeutics.

UNITED THERAPEUTICS MAY NOT HAVE, OR MAY HAVE TO SHARE RIGHTS TO, FUTURE INVENTIONS ARISING FROM ITS OUTSOURCING AGREEMENTS AND MAY LOSE POTENTIAL PROFITS OR SAVINGS.

            Pursuant to United Therapeutics' agreement with MiniMed concerning the subcutaneous delivery of Uniprost, any new inventions or intellectual property that arise from United Therapeutics' activities with MiniMed will be owned jointly by United Therapeutics and MiniMed. Under United Therapeutics' agreement with Shearwater Polymers, Inc. concerning pegylation, any inventions that relate to a non-prostacyclin pegylation method will be owned by Shearwater Polymers. If United Therapeutics does not have rights to new developments or inventions that arise during the terms of these agreements, or United Therapeutics has to share the rights with others, United Therapeutics will lose the benefit of the new rights which may mean a loss of future profits or savings generated from improved technology.

IF UNITED THERAPEUTICS' HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL LEAVE THE COMPANY, ITS BUSINESS MAY SUFFER.

            United Therapeutics is highly dependent on its current management and key scientific and technical personnel, including Ms. Martine A. Rothblatt, Chairman of the Board and Chief Executive Officer, Dr. James W. Crow, President and Chief Operating Officer, Dr. Gilles Cloutier, Executive Vice President, Business Development and Treasurer, Shelmer D. Blackburn, Jr., Vice President of Operations, Dr. Roger Jeffs, Director of Research, Development and Medical, and Dr. Robert M. Moriarty, President and Chief Scientific Officer of SynQuest, Inc., United Therapeutics' manufacturing subsidiary. United Therapeutics does not maintain key person life insurance. United Therapeutics' success will depend in part on retaining the services of its existing management and key personnel and attracting and retaining new highly qualified personnel. Expertise in the field of pulmonary and vascular disease is not generally available in the market, and competition for qualified management and personnel is intense.

UNITED THERAPEUTICS MAY NOT SUCCESSFULLY COMPETE WITH ESTABLISHED DRUG
COMPANIES.

            United Therapeutics competes with established drug companies during product development for, among other things, funding, access to licenses, personnel and third-party collaborators. United Therapeutics will also compete with these companies following approval of its products. Almost all of these companies have substantially greater financial, marketing, sales, distribution and technical resources, and more experience in research and development, clinical trials and regulatory matters, than United Therapeutics. United Therapeutics is aware of existing treatments that will compete with its products. If United Therapeutics cannot successfully compete with new or existing products, United Therapeutics' marketing and sales will suffer and it may not ever be profitable.

IF UNITED THERAPEUTICS NEEDS ADDITIONAL FINANCING AND CANNOT OBTAIN IT, PRODUCT DEVELOPMENT AND SALES MAY BE LIMITED.

            United Therapeutics may need to spend more money than currently expected because it may need to change its product development plans or product offerings to address difficulties with clinical studies or preparing for commercial sales. United Therapeutics may not be able to obtain additional funds on commercially reasonable terms or at all. If additional funds are not available, United Therapeutics may be compelled to delay clinical studies, curtail operations or obtain funds through collaborative arrangements that may require it to relinquish rights to certain of its products or potential markets.

UNITED THERAPEUTICS MAY NOT HAVE ADEQUATE INSURANCE AND MAY HAVE SUBSTANTIAL EXPOSURE TO PAYMENT OF PRODUCT LIABILITY CLAIMS.

            The testing, manufacture and marketing of human drugs involves product liability risks. Although United Therapeutics has product liability insurance, United Therapeutics may not be able to maintain this product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential losses. If claims or losses exceed United Therapeutics' liability insurance coverage, United Therapeutics may go out of business.

UNITED THERAPEUTICS' STOCK PRICE COULD BE VOLATILE AND COULD DECLINE.

            The market prices for securities of drug companies are highly volatile, and there are significant price and volume fluctuations in the market that may be unrelated to particular companies' operating performances. United Therapeutics' stock price could decline suddenly due to the following factors:

            -      Results of clinical trials;

            -      Timing of regulatory approvals;

            -      Fluctuations in operating results;

            - Announcements by United Therapeutics or others of technological innovations or new products;

            - Failure to meet estimates or expectations of securities analysts;

            -      Rate of product acceptance;

            -      Developments in patent or other proprietary rights;

            - Public concern as to the safety of products developed by United Therapeutics or by others;

            - Future sales of substantial amounts of common stock by existing United Therapeutics stockholders; and

            -      General market conditions.

FUTURE SALES OF SHARES MAY DEPRESS THE STOCK PRICE.

            If the stockholders sell a substantial number of shares of United Therapeutics' common stock in the public market, or investors become concerned that substantial sales might occur, the market price of the common stock could decrease. Such a decrease could make it difficult for United Therapeutics to raise capital by selling stock or to pay for acquisitions using stock. To the extent outstanding options or warrants are exercised or additional shares of capital stock are issued, existing stockholders may incur additional dilution.

EXISTING DIRECTORS AND EXECUTIVE OFFICERS OF UNITED THERAPEUTICS OWN A SUBSTANTIAL BLOCK OF STOCK AND MIGHT BE ABLE TO DIRECT THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL.

            United Therapeutics' directors and executive officers beneficially own approximately 31 percent of its outstanding common stock. Accordingly, these stockholders as a group might be able to direct the outcome of matters requiring approval by United Therapeutics' stockholders, including the election of its directors. Such stockholder control could delay or prevent a change of control of United Therapeutics.

BECAUSE OF "ANTI-TAKEOVER" PROVISIONS IN UNITED THERAPEUTICS' CERTIFICATE OF INCORPORATION AND BYLAWS, A THIRD PARTY MAY BE DISCOURAGED FROM MAKING A TAKEOVER OFFER WHICH COULD BE BENEFICIAL TO UNITED THERAPEUTICS AND THE PUBLIC STOCKHOLDERS.

            Certain provisions of United Therapeutics' Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, and the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, could delay or prevent a third party from acquiring United Therapeutics or replacing members of the United Therapeutics board of directors, even if the acquisition or the replacements would be beneficial to United Therapeutics' stockholders. These factors could also reduce the price that certain investors might be willing to pay for shares of the common stock and result in the market price being lower than it would be without these provisions.

IF STOCKHOLDERS DO NOT RECEIVE DIVIDENDS, STOCKHOLDERS MUST RELY ON STOCK APPRECIATION FOR ANY RETURN ON THEIR INVESTMENT IN UNITED THERAPEUTICS.

            United Therapeutics has never declared or paid cash dividends on any of its capital stock. United Therapeutics currently intends to retain its earnings for future growth and therefore does not anticipate paying cash dividends in the future.

                                   THE COMPANY

            United Therapeutics Corporation develops pharmaceuticals to treat vascular diseases, including pulmonary hypertension and peripheral vascular disease, as well as selected other chronic conditions. Both pulmonary hypertension and peripheral vascular disease are characterized by reduced production of natural prostacyclin, a highly unstable molecule that has powerful effects on blood-vessel health. United Therapeutics' lead products, Uniprost and beraprost, are stable synthetic forms of prostacyclin. Uniprost is delivered under the skin, or "subcutaneously." United Therapeutics has successfully completed its pivotal Phase III clinical study of Uniprost for treating advanced pulmonary hypertension and expects to file a new drug application for Uniprost in the third quarter of 2000. Beraprost is delivered orally, and United Therapeutics has commenced Phase III clinical trial programs of beraprost for the treatment of early-stage peripheral vascular disease and early-stage pulmonary hypertension.

            United Therapeutics' objective is to become a leader in the development and commercialization of drugs to treat pulmonary and vascular diseases, as well as other selected chronic conditions. To achieve this objective, United Therapeutics is pursuing the following strategies:

            - Capitalize on its experience and expertise in pulmonary vascular medicine;

            - Establish its prostacyclin products as the standard of care for pulmonary hypertension and peripheral vascular disease;

            - Minimize fixed costs and corporate overhead through outsourcing and partnering where cost effective; and

            - Obtain licenses for, develop and commercialize selected other product candidates.

            United Therapeutics was incorporated in Delaware in June 1996 under the name Lung Rx, Inc. Its principal office is located at 1110 Spring Street, Silver Spring, Maryland 20910, and its telephone number there is (301) 608-9292. United Therapeutics' clinical development office is located at 68 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709, and its telephone number there is (919) 485-8350. United Therapeutics' manufacturing subsidiary, SynQuest, Inc. is located at 225 West Harrison Street, Chicago, Illinois 60612, and its telephone number there is (312) 421-1819. Information on United Therapeutics' web sites is not a part of this prospectus.

                                 USE OF PROCEEDS

            United Therapeutics will not receive any proceeds from the sale of the shares of common stock by the selling stockholders pursuant to this prospectus.

                              SELLING STOCKHOLDERS

            United Therapeutics is registering all 2,500,000 shares covered by this prospectus on behalf of the selling stockholders named in the table below. United Therapeutics issued all of the shares to the selling stockholders in a private placement transaction. United Therapeutics has registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.

            In the purchase agreement, each selling stockholder has represented that it acquired the shares of common stock for investment and with no present intention of distributing those shares. In addition, each selling stockholder has represented that it qualifies as an "accredited investor" as such term is defined in Rule 501 under the Securities Act of 1933. United Therapeutics agreed in the purchase agreement to prepare and file a registration statement as soon as practicable and to bear all expense other than fees and expenses of counsel or other advisors for the selling stockholders and underwriting discounts and commissions and brokerage commissions and fees. Accordingly, in recognition of the fact that the selling stockholders, even though they purchased the shares without a view to distribution, may wish to be legally permitted to sell the shares when each deems appropriate, United Therapeutics filed with the SEC a registration statement on Form S-1, as amended on Form S-3, of which this prospectus forms a part. United Therapeutics has also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of:

            - two years after the effective date of the registration statement; or

            - the date on which the shares offered in this prospectus may be resold by the selling stockholders without registration in accordance with Rule 144(k) under the Securities Act of 1933 or any other rule of similar effect.

            None of the selling stockholders has had a material relationship with United Therapeutics within the past three years except as a result of the ownership of the shares offered in this prospectus.

            The following table sets forth the name of each of the selling stockholders, the number of shares owned by each of the selling stockholders prior to this offering, the total number of shares offered under this prospectus, and the number of shares of common stock owned by each of the selling stockholders after this offering is completed. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus. United Therapeutics does not know how long the selling stockholders will hold the shares before selling them and currently has no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The table assumes all shares being offered in this offering are sold to non-affiliates of the selling stockholders. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                                                SHARES BENEFICIALLY        NUMBER OF         SHARES BENEFICIALLY
                                                                       OWNED             SHARES BEING               OWNED
                     NAME OF SELLING STOCKHOLDER                 PRIOR TO OFFERING          OFFERED            AFTER OFFERING
-----------------------------------------------------------      -----------------          -------            --------------
BayStar Capital, LP .......................................          100,000                 100,000                0.00
BayStar International, Ltd. ...............................          100,000                 100,000                0.00
SMALLCAP World Fund, Inc. .................................        1,200,000               1,200,000                0.00
Four Partners .............................................          150,000                 150,000                0.00
Franklin Aggressive Growth Fund, Inc. .....................           35,000                  35,000                0.00
Franklin Biotechnology Discovery Fund, Inc. ...............           65,000                  65,000                0.00
Galleon Healthcare Overseas, Ltd. .........................           77,152                  77,152                0.00

Galleon Healthcare Partners, L.P. .........................           22,848                  22,848                0.00
Putnam Capital Appreciation Fund ..........................           32,900                  32,900                0.00
Putnam Health Sciences Trust ..............................          477,700                 477,700                0.00
Putnam Investment Funds - Putnam Capital Opportunities Fund           17,100                  17,100                0.00
Putnam Variable Trust - VT Health Sciences Fund ...........           22,300                  22,300                0.00
Toronto Dominion Green Line Health Sciences Fund ..........           50,000                  50,000                0.00
T. Rowe Price Health Sciences Fund, Inc. ..................           50,000                  50,000                0.00
T. Rowe Price New Horizons Fund, Inc. .....................          100,000                 100,000                0.00

                              PLAN OF DISTRIBUTION

            The common stock offered by this prospectus may be sold from time to time by selling stockholders, who consist of the persons or entities named under "Selling Stockholders" above and those persons' pledgees, donees, transferees or other successors-in-interest. United Therapeutics will pay all costs, expenses and fees in connection with the registration of the common stock offered by this prospectus. The selling stockholders must pay all brokerage commissions and similar selling expenses relating to the sale of their shares. The selling stockholders may sell their shares on the Nasdaq National Market or otherwise, at market prices or at negotiated prices. They may sell shares by one or a combination of the following:

            - a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

            - purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

            - an exchange distribution in accordance with the rules of an exchange;

            - ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

            - in open-market transactions in reliance on Rule 144 under the Securities Act of 1933, provided they meet the requirements of that rule.

            In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling stockholders in amounts to be negotiated prior to the sale. The selling stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions. Because the selling stockholders may be deemed to be underwriters, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

            If any selling stockholder notifies United Therapeutics that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, United Therapeutics will file a prospectus supplement, if required by Rule 424 under the Securities Act of 1933.

            United Therapeutics has agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares of the common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

            The following statements are or may constitute forward-looking statements:

            - statements set forth in this prospectus or statements incorporated by reference from documents United Therapeutics has filed with the Securities and Exchange Commission, including possible or assumed future results of the company's operations, including but not limited to any statements contained in this prospectus or in the documents incorporated by reference concerning:

                   - cash needed for current research and development contract obligations through the end of 2000;

                   - adequacy of United Therapeutics' resources to fund operations through 2002;

                   - status and projected outcome of ongoing clinical studies; and

                   - existence and timing of future clinical studies of its product candidates.

            - any statements preceded by, followed by or that include the words "believes," "expects," "predicts," "anticipates," "intends," "estimates," "should," "may" or similar expressions; and

            - other statements contained or incorporated by reference in this prospectus that are not historical facts.

            Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

            - assumptions regarding the status of research and development subject to existing contracts;

            - projections with respect to resources needed for future operations;

            -      expectations of success of clinical studies; and

            -      factors discussed under "Risk Factors" beginning on page 1.

            You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward- looking statements that United Therapeutics may issue in the future. United Therapeutics does not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

                                     LAWYERS

            The validity of the shares of common stock offered hereby will be passed upon for United Therapeutics by Bryan Cave LLP. James L. Nouss, Jr., a partner of Bryan Cave LLP, beneficially owns 14,458 shares of common stock of United Therapeutics and is one of three managers of a private investment fund which owns 9 shares of common stock of United Therapeutics.

                                     EXPERTS

            The consolidated balance sheets of United Therapeutics, as of December 31, 1998 and 1999, and the consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997, 1998 and 1999 incorporated by reference in this prospectus and registration statement have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing in United Therapeutics' Annual Report on Form 10-K for the fiscal year ended December 31, 1999, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

            United Therapeutics has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1, as amended on Form S-3, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule filed therewith. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to United Therapeutics and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedule filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. United Therapeutics files reports, proxy statements and other information with the Commission. You may read any materials United Therapeutics has filed with the Commission without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of these documents may be obtained from such offices upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the Commission.

                      INFORMATION INCORPORATED BY REFERENCE

            The Commission allows United Therapeutics to "incorporate by reference" the information United Therapeutics provides in documents filed with the Commission, which means that United Therapeutics can disclose important information by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that United Therapeutics later files with the Commission, modifies and replaces this information. United Therapeutics incorporates by reference the following documents the company has filed with the Commission:

                     (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

                     (2) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000.

                     (3) Description of common stock contained in the Registration Statement on Form 8-A, filed on June 8, 1999.

            In addition, all documents filed by United Therapeutics with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents.

            You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling the Director of Finance and Investor Relations, United Therapeutics Corporation, 1110 Spring Street, Silver Spring, Maryland 20910, telephone (301) 608-9292.

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    YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

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                                TABLE OF CONTENTS


                                                                 PAGE
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Risk Factors.....................................................1
The Company......................................................8
Use of Proceeds..................................................8
Selling Stockholders.............................................9
Plan of Distribution.............................................11
Cautionary Statement Regarding Certain
Forward-Looking Statements.......................................12
Lawyers..........................................................12
Experts..........................................................12
Additional Information...........................................13
Information Incorporated by Reference............................13



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[UNITED THERAPEUTICS CORPORATION LOGO]

2,500,000 SHARES



COMMON STOCK















PROSPECTUS

JUNE 23, 2000

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